SEC 1815
(02/2001)
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SEC MAIL PROCESSING
RECEIVED
MAY 10 2002
WASH. D.C. SECTION

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of ____May____, 2002

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

RIMFIRE MINERALS CORPORATION

700-700 West Pender Street
Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

RIMFIRE
MINERALS CORPORATION

CDNX:RFM

Suite 700
700 West Pender St.
Vancouver, B.C.
Canada V6C 1G8

Tel: (604)669-6660
Fax: (604)669-0898
E-mail: info@rimfire.bc.ca
Web Site: www.rimfireminerals.com
Contact: David Caulfield or Jason Weber

NEWS RELEASE

May 8, 2002 PR02-08

RIMFIRE ACQUIRES ADAM PROPERTY

Rimfire Minerals Corporation (RFM-TSX Venture) reports that it has acquired by staking, the Adam Property, in northwest British Columbia. The 15 square-kilometre (60 claim units) Adam is located 25 kilometres southwest of Barrick Gold Corporation's Eskay Creek Mine.

The Adam property covers a 200 - 400 metre wide monzonite intrusion emplaced along a seven-kilometre long northerly-trending fault zone. Previous workers have identified gold+/-copper mineralization in outcrop along six kilometres of this monzonite/fault zone. In the central part of the property, coincident copper (>180 ppm Cu) and molybdenum (>7 ppm Mo) soil geochemical anomalies have been delineated over 200 x 2100 metres of the monzonite, enveloping a 150 x 1500 metre gold (>100 ppb Au) soil anomaly. There is limited outcrop exposure within the confines of the soil anomaly, however, an 18.9 metre chip sample assaying 0.60% Cu and 1.28 g/tonne Au was reported from porphyry-style stockwork mineralization within this multi-element soil anomaly.

To date, no drilling has been conducted on the Adam property which has been acquired as part of Rimfire's corporate strategy of acquiring quality early stage exploration projects in British Columbia. Exploration potential of the Adam is excellent, considering the size of the coincident copper-gold soil geochemical anomaly and extent of the gold mineralization along the monzonite/fault zone. The host rocks, stockwork veining and associated alteration are indicative of a copper-gold porphyry environment. A field program will be initiated this summer to evaluate the full potential of the project.

On behalf of Rimfire Minerals Corporation

"David A. Caulfield"

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire's news through this format, please E-mail us at info@rimfire.bc.ca
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 **Reporting Issuer:**
Rimfire Minerals Corporation
Suite 700 - 700 West Pender Street
Vancouver, B.C.
V6C 1G8

Item 2 **Date of Material Change:**
May 8, 2002

Item 3 **Press Release:**

Date of Issue	Place of Issue
May 8, 2002	Vancouver, British Columbia (See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4 **Summary of Material Change:**

Rimfire Minerals Corporation reports that it has acquired by staking, the Adam Property, in northwest British Columbia.

Item 5 **Full Description of Material Changes:**

Rimfire Minerals Corporation reports that it has acquired by staking, the Adam Property, in northwest British Columbia. The 15 square-kilometre (60 claim units) Adam is located 25 kilometres southwest of Barrick Gold Corporation's Eskay Creek Mine. Previous workers have identified gold+/-copper mineralization in outcrop along six kilometres of 200 - 400 metre wide monzonite intrusion emplaced along a northerly-trending fault zone. A field program will be initiated this summer to evaluate the full potential of the project.

Item 6 **Reliance on Section 85(2) of the Act:**
Not applicable

Item 7 **Omitted Information:**
Not applicable.

Item 8 **Senior Officers:**

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	**Henry J. Awmack, Chairman** 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: henrya@equityeng.bc.ca

Item 9 **Statement of Senior Officer:**
The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of May, 2002.

RIMFIRE MINERALS CORPORATION

"DAVID A. CAULFIELD"

David A. Caulfield
President and CEO

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.	News Desk
Canada Stockwatch	News Desk
The Northern Miner	News Desk
The Prospector	News Desk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

Date May 9, 2002

By: ______________________
David A. Caulfield, President